09042029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53463

SEC
Mail Processing
Section

AUG 06 2009

Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2008 (MM/DD/YY) AND ENDING 6/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PriSol Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 Dresher Road Suite 2400
(No. and Street)

Horsham	PA	19044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward S. Wosiski — (215) 657-9400 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward S. Wosiski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriSol Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
PriSol Securities, Inc.

We have audited the accompanying statement of financial condition of PriSol Securities, Inc. (the "Company") as of June 30, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriSol Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company

Abington, Pennsylvania
August 4, 2009

PRISOL SECURITIES, INC.

Statement of Financial Condition

June 30, 2009

Assets

Cash and cash equivalents	$	12,378
Commissions receivable		2,092
Due from related entity		7,494
Prepaid expenses and deposits		104
Total assets	$	22,068

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses	$	4,000
Total liabilities		4,000
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, authorized 100,000 shares each class A and B, issued and outstanding 20,000 shares class A, par value of $.01 per share		200
Additional paid-in capital		19,800
Retained earnings (deficit)		(1,932)
Total stockholder's equity		18,068
Total liabilities and stockholder's equity	$	22,068

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Operations
For the Year Ended June 30, 2009

Revenue		
Commissions	$	26,635
Interest and dividends		368
Total income		27,003
Expenses		
Commissions		17,691
Regulatory fees		3,173
Other expenses		7,678
Total expenses		28,542
Loss before income taxes		(1,539)
Provision for income taxes		-
Net loss	$	(1,539)

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2009

	Common Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at June 30, 2008	20,000	$ 200	$ 19,800	$ (393)	$ 19,607
Capital contribution	-	-	-	-	-
Capital withdrawal	-	-	-	-	-
Net income (loss)	-	-	-	(1,539)	(1,539)
Balance at June 30, 2009	20,000	$ 200	$ 19,800	$ (1,932)	$ 18,068

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2009

Subordinated borrowings at July 1, 2008	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at June 30, 2009	$	

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended June 30, 2009

Cash flows from operating activities		
Net loss	$	(1,539)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
(Increase) decrease in assets:		
Commissions receivable		(879)
Prepaid expenses and deposits		100
Due from related entity		(9,650)
Increase (decrease) in liabilities:		
Accrued expenses		400
Net cash used in operating activities		(11,568)
Net decrease in cash and cash equivalents		(11,568)
Cash and cash equivalents beginning of year		23,946
Cash and cash equivalents end of year	$	12,378
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

PriSol Securities, Inc. (the "Company") is a broker-dealer currently located in Horsham, Pennsylvania. It was incorporated on July 23, 2001 in Delaware. The company is a broker-dealer who is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and operates as a limited purpose broker/for the purpose of servicing the institutional marketplace through the sale of mutual fund shares. Revenue consists of Commissions from mutual fund sales. The company does not maintain custody of customer securities. The company is affiliated by common ownership with Prime Solutions Financial Services Corp. ("PSFSC"). PSFSC, through agency relationships, provides access to proprietary cash management solutions to institutional buyers.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company includes as cash and cash equivalents amounts invested in money market funds.

Securities Transactions

Securities transactions and the related income and expenses are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for in accordance with Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

3. Transactions with Affiliates

PSFSC provides personnel and office facilities to the Company under a revenue sharing and service provision agreement. The agreement provides that it is the intention of PSFSC to assist the Company's ongoing operations and therefore PSFSC advances funds to the Company for payment of its expenses in excess of its revenue, if necessary. Under the agreement, if the Company is profitable, it will pay PSFSC a management fee based upon its profits. At June 30, 2009 PSFSC owed the Company $7,494.

4. Income Taxes

Income tax expense for the year ended June 30, 2009 was as follows:

Current:		
Current federal tax	$	-
Current state tax		-
Total current expense		-
Deferred:		
Deferred tax		-
Total deferred tax expense		-
Total income tax expense	$	-

At June 30, 2009 the Company has a deferred tax asset of $0.

The Company has approximately $2,000 of net operating losses (NOLS) available, as of June 30, 2009, to reduce future taxable income. These NOLS will expire as follows:

Expiration		Amount
2027	$	500
2029		1,500
	$	2,000

5. Net Capital Requirement

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company's net capital was $8,136 which was $3,136 in excess of its minimum requirement of $5,000. The Company's net capital ratio was .49 to 1.

The Company is exempt from SEC Rule 15c3-3 (Reserve Requirements) under Section (k)(2)(i) of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

6. New Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 requires enhanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial statements. Management is currently evaluating the impact the adoption of SFAS 161 will have on the Company's financial statements and related disclosures.

In May 2009, FASB issued the Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009. SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether the date represents the date the financial statements were issued or were available to be issued. In accordance with the adoption of SFAS No. 165 and in preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 31, 2009, the date the financial statements were available to be issued.

PRISOL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2009 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	18,068
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		18,068
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		2,092
Due from related entity		7,494
Prepaid expenses and deposits		104
Total non-allowable assets		9,690
Net Capital before haircuts on securities positions		8,378
Trading and investment securities:		
Money market fund		242
Total haircuts		242
Net Capital	$	8,136
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accrued expenses	$	4,000
Total aggregate indebtedness	$	4,000
Percentage of aggregate indebtedness to Net Capital		49%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $4,000)	$	267
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	
Net Capital requirement	$	5,000
Excess Net Capital	$	3,136
Excess Net Capital at 1000%	$	7,736

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

PRISOL SECURITIES, INC.

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2009 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Board of Directors of
PriSol Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of PriSol Securities, Inc. (the "Company") as of June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saville & Company

Abington, Pennsylvania
August 4, 2009

PRISOL SECURITIES, INC.

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

June 30, 2009

PRISOL SECURITIES, INC.
TABLE OF CONTENTS
June 30, 2009